Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Erik Knettel / Andrea Costa
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	aladdin@hfgcg.com
310.574.8888	646.284.9400

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Approves Further
Increase in Share Buy Back Program

TEL AVIV, ISRAEL, November 2, 2007 – Aladdin Knowledge Systems (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced the Company’s Board of Directors has authorized the use of the Company’s available cash to repurchase additional ordinary shares periodically in the open market, based on market conditions, share price and other factors. Aladdin is authorized to repurchase Ordinary Shares of the Company for an aggregate purchase price not to exceed an additional $10,000,000 or for a maximum aggregate of 500,000 shares.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems, said, “Following on the strength of our third quarter 2007 financial performance, and robust quarterly cash flows generated from operating activities, the Board has elected to further leverage the strength of our balance sheet to the benefit of our shareholders with this additional $10 million stock repurchase authorization. We see this announcement as reaffirming our commitment to generating additional shareholder value as we continue to strengthen our position as a leader in the field of IT security solutions.”

As announced on April 12th and June 20th, the Company’s board authorized the repurchase of Ordinary Shares of the Company for an aggregate purchase price not to exceed $20,000,000 or for a maximum aggregate of 1,000,000 shares. The combined total authorization is now $30,000,000. To date, the Company has repurchased approximately 930,000 shares.

Purchases shall be made in compliance with the applicable provisions of Section 302 of the Israeli Companies Law, 1999, the applicable provisions of Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation M promulgated under the Exchange Act. In accordance with the Israeli law, shares to be purchased by the Company under the buy back program shall not confer upon the Company any voting rights (although entitle the Company to participation rights upon distribution). As of October 31, 2007 Aladdin had 14,760,387 ordinary shares outstanding.

About Aladdin
Aladdin Knowledge Systems’ Software Rights Management products are the #1 choice of software developers and publishers to protect intellectual property, increase revenues, and reduce losses from software piracy. Aladdin eToken is the world’s #1 USB-based authentication solution. The Aladdin eSafe secure Web gateway provides the most advanced protection against the latest Web-based threats and attacks. Aladdin has offices in 12 countries, a worldwide network of channel partners, and has won numerous awards for innovation. For more information, visit the Aladdin Web site at www.Aladdin.com.

©2007 Aladdin Knowledge Systems, Ltd. All rights reserved. Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.